

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>VIA FACSIMILE</u>
Mr. Kim Bradford
President, Chief Executive Officer and Chief Financial Officer
Osage Exploration & Development, Inc.
2445 Fifth Avenue, Suite 310
San Diego, California 92101

> **Re:** **Osage Exploration & Development, Inc.**
> **Form 10-K/A1 for Fiscal Year Ended December 31, 2010**
> **Filed September 7, 2011**
> **Form 10-Q/A1 for Fiscal Quarter Ended June 30, 2011**
> **Filed September 7, 2011**
> **Response Letter Dated September 6, 2011**
> **File No. 000-52718**

Dear Mr. Bradford:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief